Exhibit 99.1

Sapiens Announces Release of Sapiens IDIT Software Suite Version 13.1

The new version offers users a complete picture of all tasks in the system from a central location, enhancing usability, and increasing efficiency and speed to market across digital processes and channels

Holon, Israel – March 14, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced the general availability of Sapiens IDIT Software Suite v13.1 to its property and casualty (P&C)/general insurance (GI) customers and business partners worldwide.

Sapiens IDIT v13.1’s portal and mobile platforms are designed to help users increase productivity and speed to market. These productivity tools ease integration and accelerate deployment, allowing customers to fully utilize digital channels.

The intuitive product design and build-tools in Sapiens IDIT v13.1 result in easier navigation and rule-driven load balancing of tasks.

The new “My Task List” feature in Sapiens IDIT v13.1 provides a personalized approach for users, who can easily view all tasks in the system, with the ability to drill-down to task details and directly execute actions from this central location. This feature is complemented by the pre-configured, built-in workflow capabilities, offering users and managers strong governance of operations.

The new Data Dictionary Editor will allow non-technical users to easily define simple and complex data dictionary elements, maximizing efficiencies and reducing configuration workload, while offering greater control to the business.

In addition to an advanced, ergonomic user interface and an intuitive user experience that will help insurers achieve greater efficiency across their organizations, Sapiens IDIT v13.1 provides a broad range of new and improved functionality, with features such as enhanced customer relationship management, improved security set-up, archiving of database content, renewal check enhancements and underwriting process changes.

Available for immediate delivery, v13.1 offers users increased business value and lower cost of ownership, via its new functionality and technological enhancements, which include:

•	Available cloud-based infrastructure for optimal total cost of ownership

•	Rapid Dev-Ops deployment methodology for fast reaction to market changes

•	Policy administration improvements, such as an extended discount mechanism, further control over collection dates and enhanced renewal checks

•	Payment matching thresholds specific to method of payment

•	Significant improvements and additions to catastrophe claims handling

•	A risk object simulator that will reduce testing time for product definition/changes

•	Rule builder enhancements with improved search options, snapshot feature and updated user interface

“Version 13.1 was shaped by user feedback and innovation to provide our clients with a competitive advantage,” said Liana Gelikas, president of Sapiens’ P&C/General Insurance and Reinsurance division. “Version 13.1 offers an enhanced level of usability, which will increase organizational efficiency for non-life insurers, and perhaps equally important, allow our customers to better serve their respective direct and broker-driven digital markets.”

“Sapiens continues to invest in the IDIT Software Suite. With our insurance domain expertise and undisputed commitment to innovation, we are always working to increase the business value we deliver to our customers and partners,” said Roni Al-Dor, president and CEO of Sapiens.

Sapiens IDIT recently won two 2015 XCelent awards from Celent in the "advanced technology" and “breadth of functionality” categories in EMEA for the P&C/GI markets.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,600 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com